

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2020

Franklin Ogele
President
Emerging Opportunities Corp.
One Gateway Center, 26th Fl
Newark, New Jersey 07102

Re: Emerging Opportunities Corp.
Form 10-12G
Filed July 29, 2020
File No. 000-56188

Dear Mr. Ogele:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Real Estate & Construction